Exhibit 99.1

Yunji Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results and US$20 Million Share Repurchase Program

Hangzhou, CHINA, March 17, 2022 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20211 and the authorization by its board of directors of a US$20 million share repurchase program.

Fourth Quarter 2021 Highlights

●

Total revenues in the fourth quarter of 2021 were RMB471.4 million (US$74.0 million), compared with RMB1,327.4 million in the same period of 2020, primarily due to the Company’s strategy to refine its product selection across all categories and carefully curate products to implement its megahit product pool initiative focusing on the development of private labels and exclusive products. In line with the Company’s long-term growth strategy to focus on profitability, the Company optimized its selection of suppliers and merchants during this refinement process, causing near-term decreases in both its marketplace business and merchandise sales.

●	Repeat purchase rate[2] in the twelve months ended December 31, 2021 was 80.4%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “We achieved rapid progress in the development of our private label brands during the fourth quarter, as we continued to cultivate new megahit products focused on the food, healthcare, and cosmetics product categories. We will continue to execute on the implementation of our product differentiation strategy to deliver sustainable growth and maintain healthy operations.”

“Since achieving profitability in the second quarter of 2021, we have continued to deliver strong financial results to maintain profitability. During the fourth quarter of 2021, we recorded operating income of RMB3.6 million (US$0.6 million) and net income of RMB57.9 million (US$9.1 million), compared with operating loss of RMB21.8 million and net loss of RMB77.3 million in the same period of last year. We are confident that we can maintain this momentum to build sustainable profits for our shareholders going forward,” said Mr. Chengqi Zhang, Yunji’s Vice President of Finance.

Fourth Quarter 2021 Unaudited Financial Results

Total revenues were RMB471.4 million (US$74.0 million), compared with RMB1,327.4 million in the same period of 2020. The decrease was primarily due to the Company’s decision to upgrade its strategy to carefully curate products starting from the first quarter of 2021. As part of these upgrades, the Company launched its megahit product pool initiative, which focused on introducing more products with strong repurchase potential and developing private labels and exclusive products. In line with the Company’s long-term growth strategy to focus on profitability, the Company optimized its selection of suppliers and merchants across its platform, which caused sales decreases in both its marketplace business and merchandise sales.

●	Revenues from sales of merchandise, net decreased by 66.6% to RMB389.4 million (US$61.1 million) from RMB1,165.2 million in the same period of 2020.

●	Revenues from the marketplace business were RMB73.6 million (US$11.6 million), compared with RMB151.7 million in the same period of 2020.

●

Other revenues[3] decreased by 20.6% to RMB8.3 million (US$1.3 million) from RMB10.5 million in the same period of 2020, which included revenues from the membership program of RMB1.4 million (US$0.2 million) in the fourth quarter of 2021, compared with RMB0.05 million in the same period of 2020. From January 2020 until the end of March 2021, the Company allowed all its users to enjoy membership benefits free of charge for one year simply by registering for an account on the Yunji app. The Company discontinued free membership as of April 1, 2021. As a result, revenues from the membership program in the fourth quarter of 2021 were from paying members who joined the new membership program launched in the second quarter of 2021, while membership revenues in the same period of 2020 were all from the deferred revenue of prior paying members.

Total cost of revenues decreased by 71.1% to RMB284.9 million (US$44.7 million), or 60.4% of total revenues, from RMB986.6 million, or 74.3% of total revenues, in the same period of 2020. The decrease was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise in the fourth quarter of 2021.

Total operating expenses decreased by 46.8% to RMB195.6 million (US$30.7 million) from RMB367.9 million in the same period of 2020.

●

Fulfillment expenses decreased by 49.7% to RMB46.5 million (US$7.3 million), or 9.9% of total revenues, from RMB92.5 million, or 7.0% of total revenues, in the same period of 2020. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, (ii) reduced personnel costs due to staffing structure refinements, and (iii) decreased service fees charged by third-party payment settlement platforms.

●

Sales and marketing expenses decreased by 53.1% to RMB78.4 million (US$12.3 million), or 16.6% of total revenues, from RMB167.2 million, or 12.6% of total revenues, in the same period of 2020. The decrease was mainly due to the decreases in member management fees and business promotion expenses.

●

Technology and content expenses decreased by 39.9% to RMB26.4 million (US$4.1 million), or 5.6% of total revenues, from RMB44.0 million, or 3.3% of total revenues, in the same period of 2020. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements and reduced server costs.

●

General and administrative expenses decreased by 31.0% to RMB44.3 million (US$7.0 million), or 9.4% of total revenues, from RMB64.2 million, or 4.8% of total revenues, in the same period of 2020, primarily due to reduced personnel costs as a result of staffing structure refinements.

Income from operations was RMB3.6 million (US$0.6 million), compared with loss from operations of RMB21.8 million in the same period of 2020.

Financial income, net was RMB81.8 million (US$12.8 million), compared with financial loss, net of RMB7.4 million in the same period of 2020, primarily due to the increased fair value of equity securities with readily determinable fair value.

Net Income was RMB57.9 million (US$9.1 million), compared with net loss of RMB77.3 million in the same period of 2020.

Adjusted net income (non-GAAP)4 was RMB71.0 million (US$11.1million), compared with adjusted net loss of RMB63.1 million in the same period of 2020.

Basic and diluted net earnings per share attributable to ordinary shareholders were both RMB0.03, compared with basic and diluted net loss per share attributable to ordinary shareholders of RMB0.04 in the same period of 2020.

Fiscal Year 2021 Unaudited Financial Results

Total revenues were RMB2,155.4 million (US$338.2 million), compared with RMB5,530.3 million in the full year of 2020. The decrease was primarily due to the same factors that led to the quarterly decrease.

●

Revenues from sales of merchandise, net decreased by 62.8% to RMB1,798.9 million (US$282.3 million) from RMB4,829.4 million in the full year of 2020, primarily due to the same factors that led to the quarterly decrease.

●

Revenues from the marketplace business decreased by 46.3% to RMB321.8 million (US$50.5 million) from RMB599.9 million in the full year of 2020, primarily due to the same factors that led to the quarterly decrease.

●

Other revenues[3] decreased by 65.7% to RMB34.6 million (US$5.4 million) from RMB101.0 million in the full year of 2020, which included revenues from the membership program of RMB4.9 million (US$0.8 million) in 2021, compared with RMB42.4 million in the full year of 2020. The decrease was primarily due to the same factors that led to the quarterly decrease.

Total costs of revenues decreased by 65.9% to RMB1,343.4 million (US$210.8 million) from RMB3,940.0 million in the full year of 2020. This decrease was mainly attributable to the same factors that led to the quarterly decrease.

Total operating expenses were RMB849.0 million (US$133.2 million), compared with RMB1,720.9 million in the full year of 2020.

●

Fulfillment expenses decreased by 55.1% to RMB202.0 million (US$31.7 million), or 9.4% of total revenues, from RMB450.1 million, or 8.1% of total revenues, in the full year of 2020, mainly due to the same factors that led to the quarterly decrease.

●

Sales and marketing expenses decreased by 63.3% to RMB296.0 million (US$46.5 million), or 13.7% of total revenues, from RMB806.1 million, or 14.6% of total revenues, in the full year of 2020, mainly due to the same factors that led to the quarterly decrease.

●

Technology and content expenses decreased by 38.4% to RMB124.9 million (US$19.6 million), or 5.8% of total revenues, from RMB202.8 million, or 3.7% of total revenues, in the full year of 2020, mainly due to the same factors that led to the quarterly decrease.

●

General and administrative expenses decreased by 13.7% to RMB226.1 million (US$35.5 million), or 10.5% of total revenues, from RMB261.9 million, or 4.7% of total revenues, in the full year of 2020, mainly due to the same factors that led to the quarterly decrease.

Income from operations was RMB17.4 million (US$2.7 million), compared with loss from operations of RMB97.5 million in the full year of 2020.

Financial income, net was RMB80.1 million (US$12.6 million), compared with financial loss, net of RMB8.6 million in the full year of 2020. The improvement was mainly due to the same factors that led to the quarterly change.

Other non-operating income, net was RMB112.9 million (US$17.7 million) in the full year of 2021, compared with other non-operating loss, net of RMB1.6 million in the full year of 2020. Other non-operating income, net in the year 2021 was mainly recognized from the Company’s investment in a fast-growing dairy company in China. The investment was initially recorded under the equity method and later changed to an alternative measurement when the Company lost its significant influence. The RMB 110.5 million (US$17.3 million) gain was recognized based on the fair value of the investment made by a new third-party investor, resulting in dilution of the Company’s shareholding interest.

Net Income was RMB132.3 million (US$20.8 million), compared with net loss of RMB151.7 million in the full year of 2020.

Adjusted net Income4 was RMB188.2million (US$29.5 million), compared with adjusted net loss of RMB53.3 million in the full year of 2020.

Basic and diluted net earnings per share attributable to ordinary shareholders were both RMB0.06 (US$0.01), compared with basic and diluted net loss per share attributable to ordinary shareholders of RMB0.07 in the full year of 2020.

Share Repurchase Program

The Company’s Board of directors has approved a share repurchase program whereby the Company is authorized to repurchase up to US$20 million worth of its ordinary shares (including in the form of American depositary shares) over the next six months.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases with its existing cash balance.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, March 17, 2022, at 7:30 AM Eastern Time or 7:30 PM Beijing/Hong Kong Time to discuss its earnings.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, and a set of participant dial-in numbers to join the conference call.

Conference ID	3574757

Registration Link	http://apac.directeventreg.com/registration/event/3574757

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696

International	+61-2-8199-0299

Conference ID	3574757

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,063,900	567,204	89,007
Restricted cash	125,844	62,528	9,812
Short-term investments	134,146	380,052	59,639
Accounts receivable, net (Allowance for credit losses of RMB8,603 and RMB7,225, respectively)	164,733	118,166	18,543
Advance to suppliers	103,836	59,437	9,327
Inventories, net	135,245	84,500	13,260
Amounts due from related parties	7,841	2,532	397
Prepaid expenses and other current assets (Allowance for credit losses of RMB2,972 and RMB4,791, respectively)	410,423	430,717	67,589

Total current assets	2,145,968	1,705,136	267,574

Non-current assets
Property and equipment, net	26,010	12,842	2,015
Long-term investments	158,931	381,401	59,850
Deferred tax assets	59,455	17,497	2,746
Operating lease right-of-use assets, net	11,324	5,420	851
Other non-current assets (Allowance for credit losses of RMB1,514 and RMB488, respectively)	148,793	227,674	35,727

Total non-current assets	404,513	644,834	101,189

Total assets	2,550,481	2,349,970	368,763

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	501,549	254,839	39,990
Deferred revenue	50,951	105,752	16,595
Incentive payables to members	312,170	265,612	41,680
Member management fees payable	45,841	15,570	2,443
Other payable and accrued liabilities	284,984	202,786	31,822
Amounts due to related parties	22,989	15,630	2,453
Operating lease liabilities - current	6,988	5,571	874

Total current liabilities	1,225,472	865,760	135,857

Non-current liabilities
Operating lease liabilities	8,309	3,123	490
Deferred tax liabilities	1,832	2,572	404

Total non-current liabilities	10,141	5,695	894

Total Liabilities	1,235,613	871,455	136,751

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	11
Less: Treasury stock	(85,202)	(44,228)	(6,940)
Additional paid-in capital	7,327,148	7,342,344	1,152,174
Statutory reserve	12,624	14,019	2,200
Accumulated other comprehensive income/(loss)	9,452	(15,664)	(2,458)
Accumulated deficit	(5,952,085)	(5,818,645)	(913,072)

Total Yunji Inc. shareholders’ equity	1,312,007	1,477,896	231,915
Non-controlling interests	2,861	619	97

Total shareholders’ equity	1,314,868	1,478,515	232,012

Total liabilities and shareholders’ equity	2,550,481	2,349,970	368,763

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2020	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	1,165,172	389,446	61,113	4,829,397	1,798,882	282,284
Marketplace revenue	151,744	73,607	11,551	599,895	321,844	50,504
Other revenues[3]	10,496	8,331	1,307	100,965	34,635	5,435

Total revenues	1,327,412	471,384	73,971	5,530,257	2,155,361	338,223

Operating cost and expenses:
Cost of revenues	(986,567)	(284,919)	(44,710)	(3,939,997)	(1,343,386)	(210,807)
Fulfilment	(92,472)	(46,503)	(7,297)	(450,104)	(202,026)	(31,702)
Sales and marketing	(167,223)	(78,405)	(12,303)	(806,140)	(296,049)	(46,457)
Technology and content	(43,973)	(26,422)	(4,146)	(202,817)	(124,854)	(19,592)
General and administrative	(64,196)	(44,314)	(6,954)	(261,877)	(226,110)	(35,482)

Total operating cost and expenses	(1,354,431)	(480,563)	(75,410)	(5,660,935)	(2,192,425)	(344,040)

Other operating income	5,223	12,729	1,997	33,218	54,416	8,539

(Loss)/income from operations	(21,796)	3,550	558	(97,460)	17,352	2,722
Financial (loss) /income, net	(7,403)	81,844	12,843	(8,571)	80,061	12,563
Foreign exchange loss, net	(1,040)	(281)	(44)	(919)	(1,300)	(204)
Other non-operating (loss)/income, net	(1,610)	(5,977)	(938)	(1,610)	112,909	17,718

(Loss)/income before income tax expense, and equity in loss of affiliates, net of tax	(31,849)	79,136	12,419	(108,560)	209,022	32,799
Income tax expense	(43,859)	(19,556)	(3,069)	(39,298)	(60,501)	(9,494)
Equity in loss of affiliates, net of tax	(1,634)	(1,636)	(257)	(3,834)	(16,237)	(2,548)

Net (loss)/income	(77,342)	57,944	9,093	(151,692)	132,284	20,757
Less: net income/(loss) attributable to non-controlling interests shareholders	1,539	12	2	(5,346)	318	50

Net (loss)/income attributable to YUNJI INC.	(78,881)	57,932	9,091	(146,346)	131,966	20,707

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2020	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income attributable to ordinary shareholders	(78,881)	57,932	9,091	(146,346)	131,966	20,707

Net (loss)/income	(77,342)	57,944	9,093	(151,692)	132,284	20,757
Other comprehensive (loss)/income
Foreign currency translation adjustment	(50,090)	(16,521)	(2,592)	(79,411)	(25,116)	(3,941)

Total comprehensive (loss)/income	(127,432)	41,423	6,501	(231,103)	107,168	16,816
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	1,539	12	2	(5,346)	318	50

Total comprehensive (loss)/income attributable to YUNJI INC.	(128,971)	41,411	6,499	(225,757)	106,850	16,766

Net (loss)/income attributable to ordinary shareholders	(78,881)	57,932	9,091	(146,346)	131,966	20,707
Weighted average number of ordinary shares used in computing net (loss)/earnings per share, basic and diluted	2,128,849,797	2,142,400,718	2,142,400,718	2,125,906,398	2,139,963,573	2,139,963,573

Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.04)	0.03	—	(0.07)	0.06	0.01
Diluted	(0.04)	0.03	—	(0.07)	0.06	0.01

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2020	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	1,184	597	94	8,887	4,378	687
General and administrative	14,042	11,754	1,844	71,777	49,052	7,697
Fulfillment	(3,963)	336	53	5,352	930	146
Sales and marketing	2,995	373	58	12,362	1,550	243

Total	14,258	13,060	2,049	98,378	55,910	8,773

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2020	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net (loss)/income to Adjusted Net (loss)/income:
Net (loss)/income	(77,342)	57,944	9,093	(151,692)	132,284	20,757
Add: Share-based compensation	14,258	13,060	2,049	98,378	55,910	8,773

Adjusted net (loss)/income	(63,084)	71,004	11,142	(53,314)	188,194	29,530

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

Starting from 2021, revenue from membership program is combined into other revenues and is no longer a separate revenue line. Revenue breakdown for previous periods presented in this press release have been adjusted to be presented in the same manner.

4.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.